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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
  (UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 7)

                              SHAW INDUSTRIES, INC.
         --------------------------------------------------------------
         (Name of Subject Company (issuer) and Filing Person (offeror))

                                  COMMON STOCK
                  SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   8202-86-102
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                            Bennie M. Laughter, Esq.
                  Vice President, Secretary and General Counsel
                              Shaw Industries, Inc.
                             616 East Walnut Avenue
                                P.O. Drawer 2128
                              Dalton, Georgia 30720
                            Telephone (706) 278-3812
       -------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:
                            Gabriel Dumitrescu, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                             191 Peachtree Street NE
                                 Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


[ ] third-party tender offer subject to Rule 14d-1.        [X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.       [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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         This Amendment No. 7 to the Tender Offer Statement on Schedule TO
relates to the tender offer by Shaw Industries, Inc., a Georgia corporation, to purchase 12,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, including the associated rights to purchase Series A Participating Preferred Stock issued pursuant to the Amended and Restated Rights Agreement dated April 10, 1999, between Shaw Industries, Inc. and EquiServe Trust Company, N.A., as amended, at prices not in excess of $15.50 nor less than $13.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares upon the terms and subject to the conditions set forth in the Supplement to the Offer to Purchase, dated April 5, 2000, and in the related letter of transmittal, which together constitute the tender offer. Unless the context otherwise requires, all references to shares shall include the associated preference stock purchase rights.

         ITEM 4.  TERMS OF TRANSACTION

         Item 4 of this Tender Offer Statement on Schedule TO, as amended, is hereby amended by adding the following at the end thereof:

         The offer expired at 12:00 midnight, New York City time, on April 19, 2000. As of April 1, 2000, Shaw had 132,681,099 shares outstanding. Shaw accepted a total of 3,991,047 shares at a purchase price of $15.50 per share. Following the purchase of the shares in the offer, Shaw has approximately 128,700,000 shares outstanding.

         ITEM 11. ADDITIONAL INFORMATION

         Item 11 of this Tender Offer Statement on Schedule TO, as amended, is hereby amended by adding the following at the end thereof:

         On April 26, 2000, Shaw issued a press release announcing the final results of the offer, a copy of which is filed as Exhibit (a)(5)(I).

         ITEM 12. EXHIBITS

         (a)(5)(I) Press Release dated April 26, 2000
















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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             SHAW INDUSTRIES, INC.


                                             By: /s/ B.M. Laughter
                                                 -------------------------------
                                                 Name: B.M. Laughter
                                                 Title: Vice-President


Dated: April 26, 2000
























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                                  EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION
-----------                   -----------

(a)(5)(I)                     Press Release dated April 26, 2000